B.O.S. BETTER ONLINE SOLUTIONS LTD.

                                                           FOR IMMEDIATE RELEASE

B.O.S. ANNOUNCES INVESTOR MEETINGS AND RECEIPT OF ADDITIONAL NASDAQ DELISTING LETTER

Teradyon, Israel - February 6, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC, TASE:BOS) today announced its intent to embark upon an investor and analyst road show in Israel, the U.S. and Europe, to discuss the Company's current and planned business activities. Among other matters, the Company intends to raise up to $10 million in equity financing for its subsidiary, BOScom Ltd. Funds are intended for further developing the Company's core business of feature-rich IP Telephony products and establishing distribution channels in new markets.

The Company has also announced today that it has received notice from the Nasdaq Stock Market indicating that as the Company is no longer in compliance with Nasdaq shareholders' equity requirement for continued listing on the Nasdaq National Market set forth in Nasdaq Marketplace Rules 4450(a)(3). This additional issue will be considered at the Company's oral hearing before a Nasdaq Listing Qualification Panel, scheduled for February 13, 2003. The Company has previously requested this hearing, upon receipt of a delisting notice, due to failure to comply with the $1.00 (US) minimum bid price requirement for continued listing on the Nasdaq National Market set forth in Nasdaq Marketplace Rules 4450(a)(5).

Pending a final ruling, delisting will be stayed and the Company's ordinary shares will continue to be listed on the Nasdaq National Market.

ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets operationally essential, multi-functional, cross-enterprise communication and networking products. Through BOScom, the Company's IP Telephony division provides innovative, telephony solutions that leverage a corporation's existing equipment infrastructure. The BOScom's legacy division offers solutions for IBM mid-range-to-PC and LAN connectivity, and printing solutions that are operating system independent.

B.O.S. was established in 1990 and became a public company traded on the Nasdaq Stock Market in 1996 (Nasdaq:BOSC).

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

BOS Websites: www.bosweb.com and www.boscom.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

THE SECURITIES REFERRED TO IN THIS PRESS RELEASE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES WITHOUT APPROPRIATE REGISTRATION OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE SECURITIES ACT REGISTRATION REQUIREMENTS.